UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For August, 2006

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301 Quilicura, Santiago, Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Distribución y Servicio D&S S.A August 10, 2006

II Quarter 2006 Results

Hightlights II Quarter 2006

•	Net revenues up 4.0% to Ch$406,989 million (US$754.5 million).

For further information please contact:

Miguel Núñez
Chief Financial Officer
mnunez@dys.cl
 (562) 484 7754

Loreto Bradford
Investor Relations Officer lbradford@dys.cl
(562) 484 7757

Roberto Vergara
Investor Relations
rvergara@dys.cl
 (56 - 2) 484 7764

•	Gross income up 2.3%, gross margin decreased 40 bp. from 28.3% in 2005 to 27.9% in 2006.
•	Operating income down 15.0% to Ch$15,529 million (US$28.8 million), operating margin decreased by 90 bp. to 3.8% of revenues.
•	11.0% decrease in EBITDA, EBITDA margin decreased 120 bp. to 6.9% of revenues.
•	21.0% decrease in net profit to Ch$8,360 million (US$15.5 million) representing 2.1% of revenues.
•

New store openings: 9 LIDER Express supermarkets (Temuco Centro in the IX Region, Huérfanos in the Metropolitan Region, 5 stores in Talca, one in San Javier and one in Parral, all these in the VII Region) adding a total of 11,518 sq.m of sales area in this quarter. Sales area as of June 30, 2006, has increased 9.7% compared to the same date the previous year.

Highlights I Half 2006

•	Net revenues up 2.0% to Ch$788,912 million (US$1,462.5 million).

•	Gross income up 2.1%, gross margin remained stable at 27.9% in 2006 as compared to the same period in 2005.

•	Operating income down 18.4% to Ch$27,837 million (US$51.6 million) equivalent to 3.5% of revenues, a drop of 90 bp. compared to operating margin for the same period in 2005.

•	11.7% decrease in EBITDA, EBITDA margin decreased 110 bp. to 6.8% of revenues.

•	33.2% decrease in net profit to Ch$13,759 million (US$25.5 million) representing 1.7% of revenues.

•	Capex (investment in land, buildings and infrastructure) for the period amounted to US$63.9 million of the total US$200 million budget for the year.

•	Financial debt as of June 30, 2006 totaled US$716.9 million, 71.6% short term and 50.9% in public offering instruments (bonds and commercial papers).

Figures in this report are expressed in US$ Millions, drawn from figures in Chilean pesos restated by the CPI at June 30, 2006  and converted into dollars using the observed exchange rate for the same date (1US$=Ch$539.44).

Distribución y Servicio D&S S.A II Quarter 2006 Results

Material Events for The Period

July 3 of 2006: The Company informed the following changes regarding D&S’s Management and Board of Directors:

1.

D&S Director Mr. Enrique Ostalé Cambiaso submitted his resignation to office, effective July 31 of 2006, which was accepted by the board. The board unanimously agreed not to appoint a new director to fill the vacant seat left by Mr. Ostalé’s resignation.

2.	The Board agreed unanimously to appoint Mr. Enrique Ostalé Cambiaso to the office of Chief Executive Officer of D&S, effective August 1, 2006.
3.	The Company’s General Manager in office, Mr. Rodrigo Cruz Matta, will retain such office until July 31, 2006, and will take on the office of D&S Controller effective August 1 of the current year.

Second Quarter 2006 Results

The following table sets forth the main items of the income statement for the periods indicated, their respective percentages of net revenues and percentages change between periods:

Second Quarter Consolidated Results

	2006			2005			Change

	Ch$ millions	US$ millions	% of Rev.	Ch$ millions	US$ millions	% of Rev.	% YoY

Sales	341,043	632.2	83.8%	330,911	613.4	84.6%	3.1%
Other Income	65,946	122.2	16.2%	60,414	112.0	15.4%	9.2%
Net revenues	406,989	754.5	100.0%	391,324	725.4	100.0%	4.0%
Cost of sales	293,482	544.0	72.1%	280,400	519.8	71.7%	4.7%
Gross Income / Margin	113,507	210.4	27.9%	110,924	205.6	28.3%	2.3%
Recurring Operating Expenses	85,048	157.7	20.9%	78,959	146.4	20.2%	7.7%
Start-up Expenses	202	0.4	0.0%	208	0.4	0.1%	-2.9%
Total Operating Expenses (SG&A)	85,250	158.0	20.9%	79,167	146.8	20.2%	7.7%
EBITDA	28,257	52.4	6.9%	31,758	58.9	8.1%	-11.0%
Depreciation	12,728	23.6	3.1%	13,479	25.0	3.4%	-5.6%
Total Operating Expenses	97,978	181.6	24.1%	92,646	171.7	23.7%	5.8%
Operating Income	15,529	28.8	3.8%	18,279	33.9	4.7%	-15.0%
Financial Expenses	(5,751)	(10.7)	-1.4%	(5,371)	(10.0)	-1.4%	7.1%
Other Non-operating Income (Expenses)	276	0.5	0.1%	552	1.0	0.1%	-50.0%
Monetary Correction	490	0.9	0.1%	(174)	(0.3)	0.0%	-380.9%
Non-Operating Income	(4,985)	(9.2)	-1.2%	(4,993)	(9.3)	-1.3%	-0.2%
Income before Tax	10,544	19.5	2.6%	13,285	24.6	3.4%	-20.6%
Income Tax	(2,192)	(4.1)	-0.5%	(2,811)	(5.2)	-0.7%	-22.0%
Minority Interest	9	0.0	0.0%	16	0.0	0.0%	-46.5%
Income	8,360	15.5	2.1%	10,490	19.4	2.7%	-20.3%
Amortization of Goodwill	—	0.0	0.0%	93	0.2	0.0%	-100.0%

Net Income	8,360	15.5	2.1%	10,583	19.6	2.7%	-21.0%

Currency of June 2006, exchange rate 1US$=Ch$539.44 of June 30, 2006

Distribución y Servicio D&S S.A II Quarter 2006 Results

For the second quarter 2006, net revenues increased 4.0% compared to the same period in 2005 to Ch$406,989 million (US$754.5 million). This increase resulted primarily from the 3.1% sales increase resulting from the opening of new LIDER and Farmalider stores in the course of the period July 2005-June 2006, and the 31.1% increase in revenues from the D&S financial services division. Same store sales (SSS) showed a 2.6% decrease in this second quarter 2006 compared to the same period in 2005. Gross income increased 2.3% to Ch$113,507 million (US$210.4 million) while gross margin decreased to 27.9% from 28.3%(40 bp. decrease) in the same quarter of 2005. This decrease is attributable to a more aggressive pricing strategy during this period in 2006. Selling and administrative expenses for this period increased by 5.8% totaling Ch$97,978 million (US$181.6 million) representing 24.1% of revenues, compared to Ch$92,646 million (US$171.7 million) in the second quarter 2005. This is attributable to the new stores opened during the period July 2005 to June 2006 (four LIDER Express supermarkets, one LIDER Vecino and the reopening of LIDER Velásquez during 2005; in addition to a new LIDER hypermarket in Copiapó, one LIDER Vecino in Linares and 9 LIDER Express supermarkets in Temuco, Santiago downtown, Talca, San Javier and Parral during 2006), equivalent to a 9.7% increase in sales area at June 30, 2006 compared to the same date in 2005. Additionally, the D&S financial services division recorded 25.9% higher operating expenses (registered under “Other expenses”), from Ch$5,998 million (US$11.1 million) in the second quarter 2005 to Ch$8,098 million (US$15.0 million) in the same period in 2006, consistent with the increase in outstanding credit receivables and net revenues registered at this division, thus contributing to the overall increase in consolidated operating expenses.

2006 Compared to 2005-Second Quarter

Operating income decreased by 15.0% amounting to Ch$15,529 million (US$28.8 million) equivalent to 3.8% of revenues, compared to operating income of Ch$18,279 million (US$33.9 million) representing 4.7% of revenues in the second quarter of 2005. EBITDA for this quarter decreased by 11.0% compared to the same period in 2005, totaling Ch$28,257 million (US$52.4 million) equivalent to  6.9% of revenues. Net income decreased by 21.0% amounting to Ch$8,360 million (US$15.5 million) representing 2.1% of revenues compared to results for the same period in 2005 when net profit totaled Ch$10,583 million (US$19.6 million) equivalent to 2.7% of revenues.

Net revenues for the second quarter 2006 were Ch$406,989 million (US$754.5 million), representing a 4.0% increase compared to revenues amounting to Ch$391,324 million (US$725.4 million) for the same period in 2005.

The following table sets forth the composition of net revenues for the periods indicated, and the percentage change between periods.

	Second Quarter			Net Revenues

(in millions of constant Ch$)	2006	2005	% change

1. Total Retail Sales: LIDER and Farmalider	341,043	330,723	3.1%
Other commercial income (including logistics)	42,325	41,907	1.0%
Sub-Total: Retail Revenues (LIDER and Farmalider)	383,368	372,630	2.9%
Retail Formats Revenues	383,368	372,630	2.9%
2. D&S financial services division	19,119	14,581	31.1%
3. Others revenues - real estate	4,502	4,112	9.5%

Total Net Revenues	406,989	391,324	4.0%

Distribución y Servicio D&S S.A II Quarter 2006 Results

The 4.0% increase in net revenues for the second quarter 2006 resulted from:

1.

Total Sales of Retail formats. (LIDER and Farmalider): A 2.9% increase in revenues derived from the retail formats (hypermarkets, supermarkets and pharmacies), totaling Ch$383,368 million (US$710.7 million) for the second quarter 2006 compared to Ch$372,630 million (US$690.8 million) for the same period in 2005. This increase resulted from a 39,561 m2 expansion in sales area, from 408,142 m2 at June 30, 2005 to 447,703 m2 at the same date in 2006 due to the opening of 17 new stores as previously mentioned. Farmalider also contributed higher revenues due to the opening of 12 new pharmacy stores during the period July 2005 to June 2006. Sales originated in these new LIDER and Farmalider stores represent 5.8% of total retail sales in the second quarter 2006. Same store sales (SSS) showed a 2.6% decrease in the second quarter 2006. This is explained by the increased competition from our own stores (cannibalization), other supermarket chains and actors in other sectors of retail such as department stores and pharmacies. It is worthwhile mentioning the favorable trend shown by SSS if compared to figures registered in the first quarter of 2006 when SSS decreased by 5.8% compared to the same period of 2005.

2.

Financial Services Division. A 31.1% increase in revenues derived from the financial division for the second quarter 2006 compared to the same quarter in 2005, reflecting an increase in net financial revenues, amounting to Ch$19,119 million (US$35.4 million) for the second quarter 2006 compared to Ch$14,581 million (US$27.0 million) for the same quarter in 2005. This is attributable to the 24.2% increase in Presto credit receivables driven by the increased use of the Presto card reflected in a 19.5% higher average balance per account at June 30, 2006 compared to the same date in 2005, while the number of cards in good standing shows an increase of 5.8% at the same date in 2006 compared to the previous year.

3.

Others revenues - real estate. A 9.5% increase in other revenues from real estate operations to Ch$4,502 million (US$8.3 million) for the second quarter 2006 from Ch$4,112 million (US$7.6 million) for the same period in 2005. This growth is explained by increased payments for lease of commercial locations resulting from new Lider Stores and the openings of a shopping center in Linares.

Gross Profit

Gross profit for the second quarter 2006 was Ch$113,507 million (US$210.4 million), equivalent to 27.9% of revenues, representing an increase of 2.3%, compared to Ch$110,924 million (US$205.6 million) equivalent to 28.3% of revenues for the same period in 2005, with a 40 bp. reduction. This is explained by a more aggressive commercial strategy during this quarter compared to the same period in 2005.

Costs related to the financial services division are accounted for in selling and administrative expenses, with no impact on the consolidated cost of sales.

Selling and Administrative Expenses

Selling and administrative expenses for the second quarter 2006 totaled Ch$97,978 million  (US$181.6 million), representing a 5.8% increase as compared to Ch$92,646 million (US$171.7 million) for the same period in 2005. As a percentage of net revenues, selling and administrative expenses rose by 40 bp. to 24.1% for this period of 2006, from 23.7% in the same period of 2005, principally due to the incorporation of new stores, and the increase in other operating expenses at the financial services division, in line with the increase in outstanding credit receivables and revenues recorded at this division.

Distribución y Servicio D&S S.A II Quarter 2006 Results

Selling and administrative expenses related to the credit card operations increased by 12.4% totaling Ch$14.941 million (US$27.7 million) for the second quarter 2006 compared to Ch$13.287 million (US$24.6 million) for the same period in 2005. This increase was principally attributable to 25.9% higher operating expenses in connection with the organizational growth and marketing activities of this division, which has led to a 31.1% increase in revenues and growth in outstanding receivables during this period compared to the same period in 2005. The allowances for doubtful accounts present a 6.5% decrease in comparison with the amount recorded in the second quarter of 2005.

Operating income for the second quarter 2006 was Ch$15,529 million (US$28.8 million), representing a decrease of 15.0% as compared to operating profit of Ch$18,279 million (US$33.9 million) for the second quarter 2005. The lower operating profit results from the increase in operating expenses which is not yet offset by additional revenues from the new stores due the negative figures shown by same store sales.

Operating Income

As a percentage of net revenues, operating profit for the second quarter 2006 is equivalent to 3.8%, representing a decrease of 90 bp. compared to operating margin of 4.7% in the same period of 2005.

The following table sets forth, for the periods indicated, information concerning nonoperating income on a consolidated basis:

	Second Quarter

(in millions of constant Ch$)	2006	2005	Non-operating Income

Financial income	583	729
Other non-operating income(1)	474	352
Amortization of negative goodwill		93
Minority interest	9	16

Total non-operating income	1,066	1,190

(1) “Other” includes principally equity in earnings of related companies.

The following table sets forth, for the periods indicated, the components of non-operating expense on a consolidated basis:

	Second Quarter

(in millions of constant Ch$)	2006	2005	Non-operating Expense

Financial expense	5,751	5,371
Other non-operating expense(1)	175	14
Amortization of goodwill	606	516

Total non-operating expense	6,532	5,901

(1) “Other” includes equity in losses of related companies and charitable contributions.

Distribución y Servicio D&S S.A II Quarter 2006 Results

Non-operating expense for the second quarter 2006 was Ch$6,532 million (US$12.1 million), representing an increase of 10,7% compared to non-operating expense of Ch$5,901 million (US$10.9 million) during the same period in 2005. The increase during 2006 is mainly due to higher financial expenses (7.1% increase) to Ch$5,751 million (US$10.7 million) in 2006 from Ch$5,371 million (US$10,0 million) during the same period in 2005, explained by the 5.3% growth of the Company’s debt and higher interest rates.

Price-level Restatement and Foreign Exchange Gain (Loss)

Net-price level restatement and foreign exchange gain (loss) amounted to a net gain of Ch$490 million (US$0.9 million) for the second quarter 2006, as compared to a net loss of Ch$174 million (US$0.3 million) for the same period in 2005, representing an increase (loss reduction) of 380.9%.

Income Taxes

Income taxes charges for the second quarter 2006, including current and deferred taxes, are 22.0% lower than in the same period of 2005, amounting to Ch$2,192 million (US$4.1 million), compared to a charge of Ch$2,811 million (US$5.2 million) in 2005, consistent with the decrease in income before tax recorded during this quarter relative to the same quarter in 2005. The effective tax rate was 20,8% in this second quarter of 2006.

Net Income

Net profit for the second quarter 2006 was Ch$8,360 million (US$15.5 million), representing a decrease of 21.0% as compared to net profit of Ch$10,583 million (US$19.6 million) in the same period 2005. As a percentage of net revenues, net income is equivalent to a 2.1% in the second quarter 2006, representing a decrease of 60 bp. in net income margin as compared to a net margin of 2.7% in the same period of 2005.

D&S Financial Services Division

The following tables set forth, for the periods indicated, information concerning PRESTO credit card and financial services operations:

	Second Quarter

(in millions of constant Ch$)	2006	2005	Change %

Net revenues	20,020	15,973	20.2%
Provisions for doubtful accounts	6,843	7,290	-6.5%
Financial expenses	1,970	1,484	24.7%
Other expenses	8,098	5,998	25.9%
Selling and administrative expenses
(Provisions + financial expenses + other expenses)	16,910	14,771	12.7%
Operating income	3,109	1,201	61.4%

Distribución y Servicio D&S S.A II Quarter 2006 Results

Results Period January-June 2006

The following table sets forth the main items of the income statement for the periods indicated, their respective percentages of net revenues and % change between periods:

First Half Consolidated Results

	2006			2005			Change

	Ch$ mill.	US$ mill.	%	Ch$ mill.	US$ mill.	%	% YoY

Sales	660,381	1,224.2	83.7%	654,876	1,214.0	84.7%	0.8%
Other Income	128,531	238.3	16.3%	118,489	219.7	15.3%	8.5%
Net revenues	788,912	1,462.5	100.0%	773,365	1,433.6	100.0%	2.0%
Cost of sales	568,797	1,054.4	72.1%	557,690	1,033.8	72.1%	2.0%
Gross Income / Margin	220,115	408.0	27.9%	215,675	399.8	27.9%	2.1%
Recurring Operating Expenses	165,560	306.9	21.0%	154,332	286.1	20.0%	7.3%
Start-up Expenses	580	1.1	0.1%	213	0.4	0.0%	172.6%
Total Operating Expenses (SG&A)	166,141	308.0	21.1%	154,545	286.5	20.0%	7.5%
EBITDA	53,974	100.1	6.8%	61,130	113.3	7.9%	-11.7%
Depreciation	26,137	48.5	3.3%	27,000	50.1	3.5%	-3.2%
Total Operating Expenses	192,278	356.4	24.4%	181,545	336.5	23.5%	5.9%
Operating Income	27,837	51.6	3.5%	34,130	63.3	4.4%	-18.4%
Financial Expenses	(10,907)	(20.2)	-1.4%	(9,673)	(17.9)	-1.3%	12.8%
Other Non-operating Income (Expenses)	169	0.3	0.0%	517	1.0	0.1%	-67.3%
Monetary Correction	(69)	(0.1)	0.0%	(315)	(0.6)	0.0%	-78.2%
Non-Operating Income	(10,807)	(20.0)	-1.4%	(9,470)	(17.6)	-1.2%	14.1%
Income before Tax	17,030	31.6	2.2%	24,660	45.7	3.2%	-30.9%
Income Tax	(3,289)	(6.1)	-0.4%	(4,261)	(7.9)	-0.6%	-22.8%
Minority Interest	19	0.0	0.0%	3	0.0	0.0%	608.0%
Income	13,759	25.5	1.7%	20,40	37.8	2.6%	-32.6%
Amortization of Goodwill	—	—	0.0%	186	0.3	0.0%	-100.0%

Net Income	13,759	25.5	1.7%	20,588	38.2	2.7%	-33.2%

Currency of June 2006, exchange rate 1US$=Ch$539.44 of June 30, 2006.

For the period January-June 2006, net revenues increased 2.0% compared to the same period in 2005 to Ch$788,912 million (US$1,462.5 million). This increase resulted primarily from the 0.8% sales increase resulting from the opening of new LIDER and Farmalider stores in the course of the period July 2005-June 2006, and the 31.4% increase in revenues from the D&S financial services division. Same store sales (SSS) present a 4.2% decrease during this period January-June 2006 compared to the same period in 2005. Gross income increased by 2.1% to Ch$220,115 million (US$408.0 million) while gross margin remained stable at 27.9% as in the same period of 2005. Selling and administrative expenses for this period increased by 5.9% totaling Ch$192,278 million (US$356.4 million), compared to Ch$181,545 million (US$336.5 million) in the first half of 2005. This is attributable to the 17 new stores opened during the period July 2005-June 2006, equivalent to a 9.7% increase in selling area at June 30, 2006, compared to the same date in 2005. Additionally, the D&S financial services division recorded higher operating expenses consistent with higher revenues

2006 Compared to 2005 Period January-June

Distribución y Servicio D&S S.A II Quarter 2006 Results

recorded at this division in line with the growth of outstanding credit receivables, thus contributing to the overall increase in consolidated operating expenses. Operating income decreased by 18.4% amounting to Ch$27,837 million (US$51.6 million) equivalent to 3.5% of revenues, compared to operating profit of Ch$34,130 million (US$63.3 million) representing 4.4% of revenues in the period January-June of 2005. EBITDA for this period in 2006 decreased by 11.7% compared to the same period in 2005, totaling Ch$53,974 million (US$100.1 million) equivalent to 6.8% of revenues. Net income decreased by 33.2% amounting to Ch$13,759 million (US$25.5 million) representing 1.7% of revenues compared to results for the same period in 2005 when net profit totaled Ch$20,588 million (US$38.2 million) equivalent to 2.7% of revenues (a 100 bp. reduction in net margin).

Net revenues for the first half 2006 were Ch$788,912 million (US$1,462.5 million), representing a 2.0% increase compared to revenues amounting to Ch$773,365 million (US$1,433.6 million) for the same period in 2005. The following table sets forth the composition of net revenues for the periods indicated, and the percentage change between periods.

		as of June 30

Net Revenues	(in millions of constant Ch$)	2006	2005	% change

	1. Total Retail Sales: LIDER and Farmalider	660,381	654,876	0.8%
	Other commercial income (including logistics)	81,553	81,384	0.2%
	Sub-Total: Retail Revenues (LIDER and Farmalider)	741,934	736,260	0.8%
	Retail Formats Revenues	741,934	736,260	0.8%
	2. D&S financial services division	37,974	28,894	31.4%
	3. Others revenues - real estate	9,004	8,211	9.7%

	Total Net Revenues	788,912	773,365	2.0%

The 2.0% increase in net revenues for the period January-June 2006 resulted primarily from:

1.

Total Sales of Retail formats (LIDER and Farmalider): A 0.8% increase in net revenues derived from the retail formats (hypermarkets, supermarkets and pharmacies), totaling Ch$741,934 million (US$1,375.4 million) for the first half 2006 compared to Ch$736,260 million (US$1,364.9 million) for the same period in 2005. This increase resulted from a 39,561 m2 expansion in sales area, from 408,142 m2 at June 30, 2005 to 447,703 m2 at the same date in 2005 due to the opening of 17 new stores equivalent to a 9,7% increase over the total sales area at June 30, 2005. Farmalider also contributes higher revenues due to the opening of 12 new pharmacy stores during the period July 2005 to June 2006. Sales originated in these new LIDER and Farmalider stores represent 5.2% of total retail sales in the period January-June 2006, while same stores sales account for 94.8% of total sales. Same store sales (SSS) recorded a 4.2% decrease in January-June 2006 compared to SSS figures for the period January-June of 2005.

Distribución y Servicio D&S S.A II Quarter 2006 Results

1.

Financial Services Division. A 31.4% increase in revenues derived from the financial services operations for the first half 2006 compared to the same period in 2005, reflecting an increase in net financial revenues, including primarily interests and commissions, amounting to Ch$37,974 million (US$70.4 million) for the first half 2006 compared to Ch$28,894 million (US$53.6 million) for the same period in 2005. This is attributable to the 24.2% increase in outstanding receivables and the greater use of the Presto card by existing cardholders, reflected in a 19.5% increase in the average balance per account, in addition to a 10.6% increase in the number of active accounts while accounts in good standing at period end present a 5.8% increase compared to the same date of the previous year.

3.

Other Revenues - Real Estate. A 9.7% increase in other revenues from real estate operations to Ch$9,004 million (US$16.7 million) for the period January-June 2006 from Ch$8,211 million (US$15.2 million) for the same period in 2005. This increase is primarily explained by increased lease payments accounted for at the real estate division due to additional store openings that include commercial locations for lease and to the opening of a new neighborhood mall in the city of Linarea on March 31, 2006.

Gross profit for the period January-June 2006 was Ch$220,115 million (US$408.0 million), representing an increase of 2.1%, compared to Ch$215,675 million (US$399.8 million) for the same period 2005. As a percentage of revenues, gross margin remained stable at 27.9% in the period January-June 2006 compared to the same period in 2005.

Gross Profit - Gross Margin

Costs related to the financial services division are accounted for in selling and administrative expenses.

Selling and administrative expenses for the period January-June 2006 totaled Ch$192,278 million (US$356.4 million), representing a 5.9% increase as compared to Ch$181,545 million (US$336.5 million) for the same period in 2005. As a percentage of net revenues, selling and administrative expenses increased by 90 bp. to 24.4% for this period of 2006, from 23.5% in the same period of 2005, principally due to additional operating costs from new 17 new stores, and to higher operating expenses from the D&S financial services division, consistent with the increase in outstanding credit and revenues.

Selling and Administrative Expenses

Selling and administrative expenses related to the credit card operations increased by 22.8% totaling Ch$30,637 million (US$56.8 million) for the period January-June 2006 compared to Ch$24,955 million (US$46.3 million) for the same period in 2005. This increase was principally attributable to higher operating expenses (recorded under “Other expenses” in Presto income statement) which increased by 30.3% during the first half 2006 compared to the same period in 2005, explained by the organizational growth and marketing and collecting expenses as required to achieve growth in outstanding credit receivables and revenues of the financial division.

Distribución y Servicio D&S S.A II Quarter 2006 Results

Operating Income

Operating income for the period January-June 2006 was Ch$27,837 million (US$51.6 million), representing a decrease of 18.4% as compared to operating profit of Ch$34,130 million (US$63.3 million) for the period January-June 2005. This drop is explained by the decrease in same store sales and the higher operating expenses resulting from new openings which exceeds the growth of revenues.

As a percentage of net revenues, operating profit for the first half 2006 is equivalent to 3.5%, representing a decrease of 90 bp. compared to operating margin of 4.4% in the same period of 2005.

The following table sets forth, for the periods indicated, information concerning non-operating income on a consolidated basis:

		As of June 30

Non-operating Income	(in millions of constant Ch$)	2006	2005

	Financial income	1,261	1,347
	Other non-operating income(1)	645	383
	Amortization of negative goodwill	186
	Minority interest	19	3

	Total non-operating income	1,850	919

(1) “Other” includes principally equity in earnings of related companies.

The following table sets forth, for the periods indicated, the components of non-operating expense on a consolidated basis:

		As of June 30

Non-operating Expense	(in millions of constant Ch$)	2006	2005

	Financial expense	10,907	9,673
	Other non-operating expense(1)	521	177
	Amortization of goodwill	1,215	1,036

	Total non-operating expense	12,643	10,886

(1) “Other” includes equity in losses of related companies and charitable contributions.

Non-operating expense for the period January-June 2006 was Ch$12,643 million (US$23.4 million), representing an increase of 13.9% compared to non-operating expense of Ch$10,886 million (US$20.2 million) for the same period in 2005. This increase resulted primarily from higher financial expenses (12.8% increase) due to the greater indebtedness of the Company and higher interest rates on debt.

Distribución y Servicio D&S S.A II Quarter 2006 Results

Net price level restatement and foreign exchange gain (loss) amounted to a net loss of Ch$69 million (US$0.1 million) for the first half of 2006, as compared to a net loss of Ch$315 million (US$0.6 million) for the same period in 2005, representing an increase of 78.2% (loss reduction).

Price - level Restatement and Foreign Exchange Gain (Loss)

Income taxes for the period January-June 2006, including current and deferred taxes, amounted to Ch$3,289 million (US$6.1 million), 22.8% lower than the amount recorded in the same period of 2005. The effective tax rate during this period was 19.3% while for the same period of the previous year it represented 17.3% of pre-tax income.

Income Taxes

Net profit for the first half 2006 was Ch$13,759 million (US$25.5 million), representing a decrease of 33.2% as compared to net profit of Ch$20,588 million (US$38.2 million) in the same period of 2005. As a percentage of net revenues, net income is equivalent to 1.7% in January-June 2006, representing a decrease of 100 bp. as compared to a net margin of 2.7% in the same period of 2005. This decrease is mainly due to a 18.4% reduction in operating income as previously explained, in addition to a 14.1% higher non-operating loss during this period compared to the same period in 2005.

Net Income

D&S Financial Services Division

The following tables set forth, for the periods indicated, information concerning PRESTO credit card and financial services operations:

Period January-June

	As of June 30

(in millions of constant Ch$)	2006	2005	% Change

Net revenues	38,785	30,020	22.6%
Provisions for doubtful accounts	14,079	13,408	4.8%
Financial expenses	3,845	2,928	23.9%
Other expenses	16,558	11,547	30.3%
Selling and administrative expenses
(Provisions + financial expenses + other expenses)	34,482	27,883	19.1%
Operating income	4,303	2,137	50.3%

Total accounts receivable, end of period	211,306	160,101	24.2%
Allowance for doubtful accounts	18,154	15,991	11.9%
Total accounts receivable net of provisions, end of period	193,152	149,443	22.6%
Number of accounts in good standing	1,530,488	1,441,099	5.8%
Average balance per account (constant Ch$)	138,064	111,096	19.5%
Allowance for doubtful accounts/Total net receivables	9.4%	12.1%	-270 bp.
Allowance for doubtful accounts/Total gross receivables	8.6%	10.0%	-140 bp.

Distribución y Servicio D&S S.A II Quarter 2006 Results

Sales

D&S Total Retail Sales (In Ch$ millions, currency of June 2006)

	Total Sales						Same Store Sales

	IQ	IIQ	IIIQ	IVQ	H1	TOTAL	IQ	IIQ	IIIQ	IVQ	H1	TOTAL

Total D&S (LIDER +Farmalider+ Restaurant)
2006	319,890	341,738			661,628	661,628	305,256	322,008			627,265	627,265
2005	323,965	331,031			654,996	654,996	323,944	330,689			654,633	654,633
%Change YoY	-1.3%	3.2%			1.0%	1.0%	-5.8%	-2.6%			-4.2%	-4.2%
LIDER Express
2006	44,246	51,211			95,457	95,457	41,232	45,552			86,784	86,784
2005	40,954	44,996			85,950	85,950	40,954	44,996			85,950	85,950
%Change YoY	8.0%	13.8%			11.1%	11.1%	0.7%	1.2%			1.0%	1.0%
%D&S 2006	13.8%	15.0%			14.4%	14.4%	13.5%	14.1%			13.8%	13.8%
%D&S 2005	12.6%	13.6%			13.1%	13.1%	12.6%	13.6%			13.1%	13.1%
LIDER Vecino
2006	74,862	79,837			154,699	154,699	70,674	74,434			145,108	145,108
2005	73,615	75,995			149,609	149,609	73,615	75,701			149,315	149,315
%Change YoY	1.7%	5.1%			3.4%	3.4%	-4.0%	-1.7%			-2.8%	-2.8%
%D&S 2006	23.4%	23.4%			23.4%	23.4%	23.2%	23.1%			23.1%	23.1%
%D&S 2005	23.0%	22.2%			22.6%	22.6%	24.1%	23.5%			23.8%	23.8%
LIDER
2006	192,426	202,141			394,567	394,567	185,954	194,564			380,518	380,518
2005	207,015	207,869			414,884	414,884	201,458	201,405			402,864	402,864
%Change YoY	-7.0%	-2.8%			-4.9%	-4.9%	-7.7%	-3.4%			-5.5%	-5.5%
%D&S 2006	60.2%	59.2%			59.6%	59.6%	60.9%	60.4%			60.7%	60.7%
%D&S 2005	64.7%	60.8%			62.7%	62.7%	66.0%	62.5%			64.2%	64.2%
Groceries
2006	145,281	160,087			305,368	305,368	139,823	151,952			291,775	291,775
2005	152,547	155,514			308,061	308,061	152,547	155,386			307,934	307,934
%Change YoY	-4.8%	2.9%			-0.9%	-0.9%	-8.3%	-2.2%			-5.2%	-5.2%
%D&S 2006	45.4%	46.8%			46.2%	46.2%	45.8%	47.2%			46.5%	46.5%
%D&S 2005	47.7%	45.5%			46.6%	46.6%	50.0%	48.3%			49.1%	49.1%
Perishables
2006	109,532	119,098			228,629	228,629	104,399	111,930			216,328	216,328
2005	103,978	111,934			215,912	215,912	103,957	111,832			215,789	215,789
%Change YoY	5.3%	6.4%			5.9%	5.9%	0.4%	0.1%			0.2%	0.2%
%D&S 2006	34.2%	34.9%			34.6%	34.6%	34.2%	34.8%			34.5%	34.5%
%D&S 2005	32.5%	32.8%			32.6%	32.6%	34.1%	34.7%			34.4%	34.4%
NON-FOOD (including pharmacy)
2006	65,077	62,554			127,631	127,631	61,035	58,127			119,162	119,162
2005	67,439	63,583			131,023	131,023	67,439	63,471			130,910	130,910
%Change YoY	-3.5%	-1.6%			-2.6%	-2.6%	-9.5%	-8.4%			-9.0%	-9.0%
%D&S 2006	20.3%	18.3%			19.3%	19.3%	20.0%	18.1%			19.0%	19.0%
%D&S 2005	21.1%	18.6%			19.8%	19.8%	22.1%	19.7%			20.9%	20.9%
SAME STORE SALES v/s TOTAL SALES
Total Sales	319,890	341,738			661,628	661,628
SSS	305,256	322,008			627,265	627,265
Non SSS	14,633	19,730			34,363	34,363
%Sales SSS	95.4%	94.2%			94.8%	94.8%
% Sales Non SSS	4.6%	5.8%			5.2%	5.2%
Total Sales	319,890	341,738			661,628	661,628

Distribución y Servicio D&S S.A II Quarter 2006 Results

Sales Area

	2004	2004	2004	2005	2005	2005	2005	2006	2006
	IIQ	IIIQ	IVQ-Adj.	IQ	IIQ	IIIQ	IVQ	IQ	IIQ

Supermarkets
Lider Express
m2 sales area	36,247	32,708	32,607	32,607	32,607	33,182	35,833	35,833	47,351
Number of stores	25	23	23	23	23	24	27	27	36
New stores in quarter	0	-2	0	0	0	1	3	0	9
Additional square meters	0	-3,539	-101	0	0	575	2,651	0	11,518
Average m2 sales area/store	1,450	1,422	1,418	1,418	1,418	1,383	1,327	1,327	1,315

Hypermarkets
Lider Vecino
m2 sales area	78,520	86,573	93,485	93,485	97,160	97,160	101,127	105,327	105,327
Number of stores	20	22	24	24	25	25	26	27	27
New stores in quarter	0	2	2	2	1	0	1	1	0
Additional square meters	0	8,053	6,912	0	3,675	0	3,967	4,200	0
Average m2 sales area/store	3,926	3,935	3,895	3,895	3,886	3,886	3,890	3,901	3,901
Lider
m2 sales area	268,075	268,075	278,375	278,375	278,375	278,375	289,166	295,025	295,025
Number of stores	29	29	31	31	31	31	32	33	33
New stores in quarter	-1	0	2	0	0	0	1	1	0
Additional square meters	-10,791	0	10,300	0	0	0	10,791	5,859	0
Average m2 sales area/store	9,244	9,244	8,980	8,980	8,980	8,980	9,036	8,940	8,940
Hypermarkets: Lider+Lider Vecino
m2 sales area	346,595	354,648	371,860	371,860	375,535	375,535	390,293	400,352	400,352
Number of stores	49	51	55	55	56	56	58	60	60
New stores in quarter	-1	2	4	4	1	0	2	2	0
Additional square meters	-10,791	8,053	17,212	0	3,675	0	14,758	10,059	0
Average m2 sales area/store	7,073	6,954	6,761	6,761	6,706	6,706	6,729	6,673	6,673

Company Total
Total m2 sales area	382,842	387,356	404,467	404,467	408,142	408,717	426,126	436,185	447,703
Total stores	74	74	78	78	79	80	85	87	96
Average m2 sales area/store	5,174	5,235	5,185	5,185	5,166	5,109	5,013	5,014	4,664

Distribución y Servicio D&S S.A II Quarter 2006 Results

Store Openings

Store - Location (City-Region)	Concept -Project type	Sales Area m2	Opening Date/ Quarter	Owned/Leased

2005
Talagante (Metrop. Region)	LIDER Vecino-New	3,675	May-27-2005-IIQ	Owned
Arica (I Region)	LIDER Express - New	575	Aug 30-2005-IIIQ	Leased
Temuco Padre Las Casas (IX Region)	LIDER Express - New	534	Oct 19-2005-IVQ	Leased
Ovalle (IV Región)	LIDER Vecino-New	3,967	Nov 24-2005-IVQ	Owned
Puerto Varas (X Region)	LIDER Express -New	1,500	Nov 30-2005-IVQ	Leased
Punta Arenas (XII Region)	LIDER Express -New	618	Dec 24-2005-IVQ	Leased
Velázquez (Metrop. Region)	LIDER (Ex-Carrefour)- Re-opened	10,791	Dec 2-2005-IVQ	Owned
2006
Copiapó (III Region)	LIDER - New	5,859	Jan 27-2006-IQ	Owned
Linares (VII Region)	LIDER Vecino-New	4,200	Mar 31-2006-IQ	Owned
Temuco Centro (IX Region)	LIDER Express - New	480	Apr 5-2006-IIQ	Leased
Huérfanos (Metrop Region)	LIDER Express- New	1,039	Apr 18-2006-IIQ	Leased
Talca Terminal (VII Region)	LIDER Express- New	1,557	Jun 01-2006-IIQ	Leased
Talca La Florida (VII Region)	LIDER Express- New	1,923	Jun 01-2006-IIQ	Leased
Parral (VII Region)	LIDER Express- New	652	Jun 01-2006-IIQ	Leased
Talca Norte (VII Region)	LIDER Express- New	1,425	Jun 01-2006-IIQ	Leased
San Javier (VII Region)	LIDER Express- New	1,228	Jun 01-2006-IIQ	Leased
Talca La Florida (VII Region)	LIDER Express- New	1,694	Jun 01-2006-IIQ	Leased
Talca Mercado (VII Region)	LIDER Express- New	1,520	Jun 01-2006-IIQ	Leased
La Ligua (V Region)	LIDER Express- New	1,100	Jul 14-2006-IIIQ	Leased
Los Andes (V Region)	LIDER Express- New	1,200	Jul 28-2006-IIIQ	Leased

Distribución y Servicio D&S S.A II Quarter 2006 Results

Geographic Distribution of D&S Stores (as of June 30, 2006)

Region / City or Municipality	LIDER	LIDER Vecino	Total Hypermarkets	LIDER Express	Total Supermarkets	Total D&S

Arica	—	1	1	1	1	2
Iquique	—	1	1	—	—	1
I Region	—	2	2	1	1	3
Antofagasta	1	—	1	—	—	1
Calama	1	—	1	2	2	3
II Region	2	—	2	2	2	4
Copiapó	1		1	1	1	1
III Region	1	—	1	1	1	1
La Serena	1	—	1	—	—	1
Coquimbo		1	1	—	—	1
Ovalle		1				1
IV Region	1	2	3	—	—	3
Calera	—	—	—	1	1	1
Quilpue	1	—	1	1	1	2
Quillota	—	1	1	—	—	1
Viña Del Mar	1	—	1	2	2	3
Valparaiso	—	1	1	—	—	1
V Region	2	2	4	4	4	8
Cerrillos	2	—	2	—	—	2
El Bosque	—	1	1	—	—	1
Est Central	1	—	1	—	—	1
Huechuraba	1	—	1	—	—	1
Independencia	—	1	1	—	—	1
La Florida	3	1	4	—	—	4
La Reina	1	—	1	—	—	1
Las Condes	1	3	4	4	4	8
Lo Barnechea	1	1	2	—	—	2
Macul	1	—	1	—	—	1
Maipú	3	—	3	2	2	5
Ñuñoa	—	2	2	2	2	4
Providencia	—	—	—	5	5	5
Peñalolen	1	—	1	—	—	1
Puente Alto	2	—	2	—	—	2
Quilicura	1	—	1	—	—	1
Quinta Normal	—	1	1	—	—	1
Recoleta	—	1	1	—	—	1
San Bernardo	—	1	1	—	—	1
San Miguel	1	—	1	1	1	2
San Ramón	—	1	1	—	—	1
Santiago Centro				1	1	1
Talagante	—	1	1	—	—	1
Vitacura	1	—	1	1	1	2
Metropolitan Region XIII	20	14	34	16	16	50
Rancagua	1	1	2	1	1	3
VI Region	1	1	2	1	1	3
Talca	—	1	1	6	6	7
San Javier				1	1	1
Parral				1	1	1
Curicó		1	1	—	—	1
Linares		1	1			1
VII Region	—	3	3	8	8	11
Los Angeles	—	1	1	—	—	1
Concepción	2	—	2			2
VIII Region	2	1	3			3
Temuco	1	1	2	2	2	4
IX Region	1	1	2	2	2	4
Valdivia	1	—	1	—	—	1
Osorno	—	1	1	—	—	1
Puerto Montt	1	—	1	—	—	1
Puerto Varas				1	1	1
X Region	2	1	3	1	1	4
Punta Arenas	1	—	1	1	1	2
XII Region	1	—	1	1	1	2

Company Total	33	29	62	34	34	96

Distribución y Servicio D&S S.A II Quarter 2006 Results

Financial Information (from the Explanatory Analysis FECU)

Main Indicators

	January - June 2006		January - June 2005		Change 2006 / 2005

Currency of June 2006	Th Ch$	% of revenues	Th Ch$	% of revenues	%

Net Revenues	788,912,190	100.00%	773,364,977	100.00%	2.01%
Gross Income	220,114,723	27.90%	215,675,410	27.89%	2.06%
Selling and Administrative Expenses	192,277,740	24.37%	181,545,127	23.47%	5.91%
Operating Income	27,836,983	3.53%	34,130,283	4.41%	-18.44%
Financial Expenses	10,907,467	1.38%	9,672,503	1.25%	12.77%
Non Operating Income	(10,806,905)	-1.37%	(9,470,124)	-1.22%	14.12%
R.A.I.I.D.A.I.E.	54,028,665	6.85%	61,021,378	7.89%	-11.46%
Net Income	13,759,255	1.74%	20,587,624	2.66%	-33.17%
Initial Net Worth	493,676,723		481,954,489		2.43%
Net Income/ Initial Shareholders’ Equity		5.57%		8.54%

Condensed Balance Sheets

Currency of June 2006	06.30.2006 Th Ch$	06.30.2005 Th Ch$	% Change 2006 / 2005

Current Assets	366,410,876	398,125,138	-7.97%
Fixed Assets	620,316,159	612,738,714	1.24%
Operating Assets	986,727,035	1,010,863,852	-2.39%
Other Assets	146,809,283	76,044,420	93.06%
Total Assets	1,133,536,318	1,086,908,272	4.29%
Current Liabilities	508,828,783	351,111,439	44.92%
Long Term Libilities	117,428,293	233,242,489	-49.65%
Total Debt	626,257,076	584,353,928	7.17%
Minority Interest	5,464	24,194	-77.42%
Net Worth	507,273,778	502,530,150	0.94%
Total Liabilities	1,133,536,318	1,086,908,272	4.29%

Financial Ratios

		06.30.2006 Th Ch$	06.30.2005 Th Ch$	% Change 2006/2005

Total Debt	Th Ch$	626,257,076	584,353,928	7.17%
Financial Debt	Th Ch$	386,705,271	367,338,232	5.27%
Liquidity Ratio	Times	0.72	1.13
Acid Ratio	Times	0.46	0.77
Total Debt/Total Assets	Times	0.55	0.54
Total Debt/Shareholders’ Equity	Times	1.23	1.16
Financial Debt/Shareholders’ Equity	Times	0.76	0.73
Interest Expenses Coverage	Times	4.95	6.32
Short Term Liabilities	%	81%	60%
Long Term Liabilities	%	19%	40%

Distribución y Servicio D&S S.A II Quarter 2006 Results

Financial Information (from the Explanatory Analysis FECU)

Operational Indices

		06.30.2006	06.30.2005

Inventory Turnover	Times	8.3	9.0
Days of Inventory	Days	43.8	40.5

Profitability Ratios

		06.30.2006	06.30.2005

Return over Shareholders’ Equity	%	5.57%	8.54%
Return over Assets	%	2.43%	3.79%
Return over Operational Assets	%	2.79%	4.07%
Earnings per Share		$2.11	3.16
Return of Dividends	%	2.78%

Distribución y Servicio D&S S.A II Quarter 2006 Results

Historical Information - Margins

Gross Margin (% of Revenues)

Total D&S	Q1	Q2	Q3	Q4

2006	27.9	27.9
2005	27.4	28.3	27.3	28.6
2004	22.3	22.3	22.6	24.8
2003	23.2	23.9	23.1	20.3
2002	22.6	23.3	23.9	21.7
2001	22.4	22.2	23.0	22.4
2000	21.6	22.3	21.6	21.4
1999	20.7	21.0	21.5	20.6

Recurring Expenses (% of Revenues)

Total D&S	Q1	Q2	Q3	Q4

2006	21.1	20.9
2005	19.7	20.2	21.1	19.0
2004	16.5	17.1	19.5	18.7
2003	14.2	15.2	15.4	14.9
2002	13.6	15.5	15.4	15.7
2001	12.6	14.1	13.3	12.1
2000	11.9	13.1	12.6	12.3
1999	12.9	14.4	13.5	14.1

EBITDA (% of Revenues)

Total D&S	Q1	Q2	Q3	Q4

2006	6.7	6.9
2005	7.7	8.1	6.2	9.5
2004	5.6	5.2	3.0	5.8
2003	9.0	8.6	6.7	4.7
2002	8.5	6.8	8.2	5.8
2001	9.8	7.9	9.0	10.2
2000	9.9	8.9	8.9	8.8
1999	7.6	6.7	8.0	6.5

Operating Income (% of Revenues)

Total D&S	Q1	Q2	Q3	Q4

2006	3.2	3.8
2005	4.1	4.7	2.9	6.4
2004	2.2	1.8	-0.4	2.8
2003	5.6	5.2	3.4	1.8
2002	5.1	3.5	4.9	2.9
2001	6.2	4.5	5.6	7.3
2000	6.1	5.3	5.5	5.8
1999	3.8	2.9	3.8	2.9

Distribución y Servicio D&S S.A II Quarter 2006 Results

Quarterly Evolution 2005-2006

Consolidated Results

In Ch$ Millions Currency of June 2006	I Quarter 2005 Ch$ Millions	% of revenues	% Change YoY	II Quarter 2005 Ch$ Millions	% of revenues	% Change YoY	III Quarter 2005 Ch$ Millions	% of revenues	% Change YoY

Sales	323,965	84.8%	5.3%	330,911	84.6%	4.3%	338,898	85.1%	7.2%
Other Income	58,076	15.2%	22.4%	60,414	15.4%	29.3%	59,348	14.9%	20.3%
Net revenues	382,041	100.0%	7.6%	391,324	100.0%	7.5%	398,246	100.0%	9.0%
Cost of sales	277,290	72.6%	0.5%	280,400	71.7%	-0.8%	288,514	72.4%	2.0%
Gross Income / Margin	104,751	27.4%	32.5%	110,924	28.3%	36.4%	109,732	27.6%	32.9%
Recurring Operating Expenses	75,374	19.7%	28.9%	78,959	20.2%	26.8%	84,754	21.3%	19.1%
Start-up Expenses	5	0.0%	-99.3%	208	0.1%	38.6%	30	0.0%	-92.5%
Total Operating Expenses (SG&A)	75,379	19.7%	27.4%	79,167	20.2%	26.8%	84,785	21.3%	18.5%
EBITDA	29,372	7.7%	47.5%	31,758	8.1%	68.1%	24,947	6.3%	127.0%
Depreciation	13,521	3.5%	10.2%	13,479	3.4%	8.4%	13,448	3.4%	7.8%
Total Operating Expenses	88,899	23.3%	24.4%	92,646	23.7%	23.8%	98,233	24.7%	16.9%
Operating Income	15,852	4.1%	107.2%	18,279	4.7%	183.0%	11,499	2.9%	-872.0%
Financial Expenses	(4,302)	-1.1%	-16.7%	(5,371)	-1.4%	9.7%	(5,153)	-1.3%	10.3%
Other Non-operating Income (Expenses)	(34)	0.0%	-91.7%	552	0.1%	-324.2%	180	0.0%	-203.5%
Monetary Correction	(141)	0.0%	-89.3%	(174)	0.0%	-115.4%	(934)	-0.2%	-149.0%
Non-Operating Income	(4,477)	-1.2%	-35.1%	(4,993)	-1.3%	24.6%	(5,908)	-1.5%	101.2%
Income before Tax	11,375	3.0%	1405.0%	13,285	3.4%	442.0%	5,591	1.4%	-226.3%
Income Tax	(1,449)	-0.4%	120.2%	(2,811)	-0.7%	-3363.9%	(1,245)	-0.3%	-302.1%
Minority Interest	(13)	0.0%	-208.5%	16	0.0%	-30.5%	25	0.0%	-63.3%
Income	9,912	2.6%	8938.5%	10,490	2.7%	309.7%	4,370	1.1%	-216.8%
Amortization of Goodwill	93	0.0%	0.0%	93	0.0%	0.0%	93	0.0%	0.0%
Net Income	10,005	2.6%	4839.6%	10,583	2.7%	298.9%	4,463	1.1%	-222.3%

In Ch$ Millions Currency of June 2006	IV Quarter 2005 Ch$ Millions	% of revenues	% Change YoY	I Quarter 2006 Ch$ Millions	% of revenues	% Change YoY	II Quarter 2006 Ch$ Millions	% of revenues	% Change YoY

Sales	373,041	83.9%	1.7%	319,338	83.6%	-1.4%	341,043	83.8%	3.1%
Other Income	71,702	16.1%	25.3%	62,586	16.4%	7.8%	65,946	16.2%	9.2%
Net revenues	444,742	100.0%	4.8%	381,923	100.0%	0.0%	406,989	100.0%	4.0%
Cost of sales	317,584	71.4%	-0.4%	275,316	72.1%	-0.7%	293,482	72.1%	4.7%
Gross Income / Margin	127,158	28.6%	20.7%	106,608	27.9%	1.8%	113,507	27.9%	2.3%
Recurring Operating Expenses	84,565	19.0%	6.5%	80,512	21.1%	6.8%	85,048	20.9%	7.7%
Start-up Expenses	389	0.1%	-69.5%	379	0.1%	7371.6%	202	0.0%	-2.9%
Total Operating Expenses (SG&A)	84,954	19.1%	5.3%	80,891	21.2%	7.3%	85,250	20.9%	7.7%
EBITDA	42,204	9.5%	71.2%	25,717	6.7%	-12.4%	28,257	6.9%	-11.0%
Depreciation	13,507	3.0%	6.1%	13,409	3.5%	-0.8%	12,728	3.1%	-5.6%
Total Operating Expenses	98,461	22.1%	5.4%	94,300	24.7%	6.1%	97,978	24.1%	5.8%
Operating Income	28,697	6.5%	140.6%	12,308	3.2%	-22.4%	15,529	3.8%	-15.0%
Financial Expenses	(5,487)	-1.2%	13.1%	(5,156)	-1.4%	19.9%	(5,751)	-1.4%	7.1%
Other Non-operating Income (Expenses)	(11,032)	-2.5%	7774.0%	(107)	0.0%	211.2%	276	0.1%	-50.0%
Monetary Correction	(428)	-0.1%	-188.0%	(558)	-0.1%	296.8%	490	0.1%	-380.9%
Non-Operating Income	(16,947)	-3.8%	276.2%	(5,822)	-1.5%	30.0%	(4,985)	-1.2%	-0.2%
Income before Tax	11,750	2.6%	58.3%	6,486	1.7%	-43.0%	10,544	2.6%	-20.6%
Income Tax	1,532	0.3%	-228.8%	(1,097)	-0.3%	-24.3%	(2,192)	-0.5%	-22.0%
Minority Interest	(26)	0.0%	-183.2%	10	0.0%	-175.7%	9	0.0%	-46.5%
Income	13,256	3.0%	111.7%	5,399	1.4%	-45.5%	8,360	2.1%	-20.3%
Amortization of Goodwill	93	0.0%	0.0%	0	0.0%	-100.0%	0	0.0%	-100.0%
Net Income	13,349	3.0%	110.0%	5,399	1.4%	-46.0%	8,360	2.1%	-21.0%

Distribución y Servicio D&S S.A II Quarter 2006 Results

Income Statement - Annual Series

Consolidated Annual Results

In Ch$ Millions Currency of June 2006	2000 Ch$ Millions	% of revenues	% Change YoY	2001 Ch$ Millions	% of revenues	% Change YoY	2002 Ch$ Millions	% of revenues	% Change YoY

Sales	837,089	90.6%	-6.5%	916,928	89.9%	9.5%	1,008,382	88.7%	10.0%
Other Income	86,946	9.4%	2.9%	102,665	10.1%	18.1%	128,238	11.3%	24.9%
Net revenues	924,035	100.0%	-5.6%	1,019,593	100.0%	10.3%	1,136,621	100.0%	11.5%
Cost of Sales	722,960	78.2%	-6.6%	790,068	77.5%	9.3%	877,199	77.2%	11.0%
Gross Income / Margin	201,075	21.8%	-1.9%	229,526	22.5%	14.1%	259,422	22.8%	13.0%
Recurring Operating Expenses	115,275	12.5%	-14.5%	132,315	13.0%	14.8%	171,592	15.1%	29.7%
Start-up Expenses	1,544	0.2%	664.1%	2,805	0.3%	81.6%	5,357	0.5%	91.0%
Total Operating Expences (SG&A)	116,819	12.6%	-13.5%	135,119	13.3%	15.7%	176,949	15.6%	31.0%
EBITDA	84,257	9.1%	20.3%	94,406	9.3%	12.0%	82,473	7.3%	-12.6%
Depreciación	31,866	3.4%	-15.2%	33,626	3.3%	5.5%	36,668	3.2%	9.0%
Total operating Expenses	148,684	16.1%	-13.8%	168,745	16.6%	13.5%	213,618	18.8%	26.6%
Operating Income	52,391	5.7%	61.4%	60,781	6.0%	16.0%	45,804	4.0%	-24.6%
Financial Expenses	-16,890	-1.8%	-21.7%	-13,718	-1.3%	-18.8%	-14,517	-1.3%	5.8%
Other Non-operating Income (Expenses)	388	0.0%	-102.2%	-1,304	-0.1%	-436.2%	-6,657	-0.6%	410.3%
Monetary Correction	720	0.1%	-142.3%	6,184	0.6%	758.8%	5,889	0.5%	-4.8%
Non-Operating Income	-15,782	-1.7%	-61.2%	-8,838	-0.9%	-44.0%	-15,284	-1.3%	72.9%
Income before Tax	36,609	4.0%	-548.4%	51,942	5.1%	41.9%	30,520	2.7%	-41.2%
Income Tax	-3,809	-0.4%	47.5%	-8,172	-0.8%	114.6%	-5,049	-0.4%	-38.2%
Minority Interest	-113	0.0%	181.6%	-183	0.0%	62.7%	-67	0.0%	-63.3%
Income	32,688	3.5%	-403.0%	43,588	4.3%	33.3%	25,403	2.2%	-41.7%
Amortization of Goodwill	371	0.0%	0.0%	377	0.0%	1.6%	379	0.0%	0.5%
Net Income	33,059	3.6%	-417.4%	43,965	4.3%	33.0%	25,782	2.3%	-41.4%

In Ch$ Millions Currency of June 2006	2003 Ch$ Millions	% of revenues	% Change YoY	2004 Ch$ Millions	% of revenues	% Change YoY	2005 Ch$ Millions	% of revenues	% Change YoY

Sales	1,098,976	88.0%	9.0%	1,307,967	86.7%	19.0%	1,366,814	84.6%	4.5%
Other Income	149,599	12.0%	16.7%	200,766	13.3%	34.2%	249,539	15.4%	24.3%
Net revenues	1,248,574	100.0%	9.8%	1,508,734	100.0%	20.8%	1,616,353	100.0%	7.1%
Cost of Sales	967,420	77.5%	10.3%	1,160,427	76.9%	20.0%	1,163,788	72.0%	0.3%
Gross Income / Margin	281,154	22.5%	8.4%	348,306	23.1%	23.9%	452,565	28.0%	29.9%
Recurring Operating Expenses	186,678	15.0%	8.8%	271,338	18.0%	45.4%	323,652	20.0%	19.3%
Start-up Expenses	5,585	0.4%	4.3%	2,514	0.2%	-55.0%	632	0.0%	-74.9%
Total Operating Expences (SG&A)	192,263	15.4%	8.7%	273,852	18.2%	42.4%	324,284	20.1%	18.4%
EBITDA	88,891	7.1%	7.8%	74,454	4.9%	-16.2%	128,281	7.9%	72.3%
Depreciación	40,320	3.2%	10.0%	49,908	3.3%	23.8%	53,956	3.3%	8.1%
Total operating Expenses	232,584	18.6%	8.9%	323,761	21.5%	39.2%	378,239	23.4%	16.8%
Operating Income	48,571	3.9%	6.0%	24,546	1.6%	-49.5%	74,326	4.6%	202.8%
Financial Expenses	-17,615	-1.4%	21.3%	-19,581	-1.3%	11.2%	-20,313	-1.3%	3.7%
Other Non-operating Income (Expenses)	-1,021	-0.1%	-84.7%	-975	-0.1%	-4.4%	-10,335	-0.6%	959.5%
Monetary Correction	-936	-0.1%	-115.9%	2,213	0.1%	-336.5%	-1,677	-0.1%	-175.8%
Non-Operating Income	-19,572	-1.6%	28.0%	-18,343	-1.2%	-6.3%	-32,325	-2.0%	76.2%
Income before Tax	28,999	2.3%	-5.0%	6,203	0.4%	-78.6%	42,001	2.6%	577.1%
Income Tax	-6,981	-0.6%	38.3%	-1,145	-0.1%	-83.6%	-3,974	-0.2%	247.0%
Minority Interest	-46	0.0%	-31.8%	133	0.0%	-390.5%	2	0.0%	-98.7%
Income	21,972	1.8%	-13.5%	5,191	0.3%	-76.4%	38,029	2.4%	632.6%
Amortization of Goodwill	379	0.0%	0.0%	371	0.0%	-2.0%	371	0.0%	0.0%
Net Income	22,351	1.8%	-13.3%	5,562	0.4%	-75.1%	38,400	2.4%	590.4%

Distribución y Servicio D&S S.A II Quarter 2006 Results

FECU - Balance

Assets

Type of currency: Chilean pesos (thousands) of June 2006 Type of Balance Statement: Consolidated	Current to 06/30/ 2006	Prior to 06/30/ 2005	% Change

Total Current Assets	366,410,876	398,125,138	-8.0%
Cash and cash equivalents	5,654,378	11,711,705	-51.7%
Time deposits
Marketable securities (net)	36,089,329	61,151,758	-41.0%
Sales debtors (net)	132,151,257	140,750,676	-6.1%
Notes receivable (net)	967,018	1,316,469	-26.5%
Sundry debtors (net)	33,217,843	35,238,917	-5.7%
Documents and accounts receivable from related companies	1,549,962	1,560,016	-0.6%
Inventories (net)	131,388,908	127,399,378	3.1%
Refundable taxes	9,057,727	7,695,140	17.7%
Prepaid expenses	12,616,494	5,169,978	144.0%
Deferred taxes	3,093,723	5,401,215	-42.7%
Other current assets	624,237	729,886	-14.5%
Leasing contracts (net)
Assets for leasing (net)
Total Fixed Assets	620,316,159	612,738,714	1.2%
Land	185,053,389	175,673,543	5.3%
Buildings and infrastructure	496,675,256	487,396,688	1.9%
Machinery and equipment	188,959,023	172,947,626	9.3%
Other fixed assets	83,690,302	80,343,174	4.2%
Reserve for techinical revaluation of fixed assets	4,287,031	4,364,931	-1.8%
Depreciation (minus)	(338,348,842)	(307,987,248)	9.9%
Total Other Assets	146,809,283	76,044,420	93.1%
Investment in related companies	7,569,431	2,033,715	272.2%
Investment in other companies	75,779	75,777	0.0%
Goodwill	36,971,414	32,229,216	14.7%
Negative goodwill (minus)		(185,707)	-100.0%
Long-term debtors	73,637,328	28,697,226	156.6%
Notes and accounts receivable from related companies - long term
Long-term deferred taxes	11,392,920	6,796,674	67.6%
Intangibles
Amortization (minus)
Others	17,162,411	6,397,519	168.3%
Long-term leasing contracts (net)

Total Assets	1,133,536,318	1,086,908,272	4.3%

Distribución y Servicio D&S S.A II Quarter 2006 Results

FECU - Balance

Liabilities

Type of currency: Chilean pesos (thousands) of June 2006 Type of Balance Statement: Consolidated	Current to 06/30/ 2006	Prior to 06/30/ 2005	% Change

Total Current Liabilities	508,828,783	351,111,439	44.9%
Debt with banks and financial institutions - short term	108,325,353	46,587,101	132.5%
Debt with banks and financial institutions - long term portion	32,659,870	22,051,144	48.1%
Obligations with public (notes)	60,131,068	60,321,199	-0.3%
Obligations with public - short term portion (bonds)	71,676,782	6,414,582	1017.4%
Long term debt with maturity within a year	3,962,124	5,817,451	-31.9%
Dividends to be paid
Accounts payable	198,842,085	179,702,687	10.7%
Documents payable
Sundry creditors	8,063,607	6,009,368	34.2%
Documents and accounts payable to suppliers	4,325,494	4,493,684	-3.7%
Accruals	16,306,953	15,886,795	2.6%
Witholdings	3,710,924	3,781,204	-1.9%
Income tax
Income received in advance	775,946	27,051	2768.5%
Deferred taxes
Other current assets	48,577	19,173	153.4%
Total Long Term Liabilities	117,428,293	233,242,489	-49.7%
Debt with banks and financial institutions	43,006,680	86,518,258	-50.3%
Obligations with public - long term (bonds)	65,220,130	135,144,866	-51.7%
Documents payable - long term		195,873	-100.0%
Sundry creditors - long term	1,723,264	4,287,757	-59.8%
Notes & accounts payable to related companies
Accruals	5,615,732	5,280,077	6.4%
Deferred taxes - long term
Other long term liabilities	1,862,487	1,815,658	2.6%
Minority Interest	5,464	24,194	-77.4%
Shareholders’ Equity	507,273,778	502,530,150	0.9%
Capital paid	392,452,496	392,831,312	-0.1%
Capital revaluation reserve	4,316,977	3,928,313	9.9%
Additional paid-in capital
Other reserves	(1,255,624)	(1,234,719)	1.7%
Retained earnings	111,759,929	107,005,244	4.4%
Reserve for future dividends
Accrued income	98,162,874	86,417,620	13.6%
Accrued loss (minus)
Income (loss) for the period	13,759,255	20,587,624	-33.2%
Provisory dividends (minus)
Accrued deficit development period	(162,200)

Total Liabilities	1,133,536,318	1,086,908,272	4.3%

Distribución y Servicio D&S S.A II Quarter 2006 Results

FECU

Income Statement

Type of currency: Chilean pesos (thousands) of June 2006 Type of Balance Statement: Consolidated	Current to 06/30/ 2006	Prior to 06/30/ 2005	% Change

Operating Income	27,836,983	34,130,283	-18.4%
Gross Margin	220,114,723	215,675,410	2.1%
Net revenues	788,912,190	773,364,977	2.0%
Cost of sales (minus)	(568,797,467)	(557,689,567)	2.0%
Selling and administrative expenses (minus)	(192,277,740)	(181,545,127)	5.9%
Non-operating Income	(10,806,905)	(9,470,124)	14.1%
Financial/interest income	1,260,821	1,347,371	-6.4%
Income from investment in related companies	641,533	261,561	145.3%
Other non-operating income	8,911	178,044	-95.0%
Loss from investment in related companies (minus)	(5,760)	(56,285)	-89.8%
Amortization of goodwill (minus)	(1,215,085)	(1,036,382)	17.2%
Financial expenses (minus)	(10,907,467)	(9,672,503)	12.8%
Other non-operating expenses (minus)	(521,065)	(176,871)	194.6%
Monetary correction	281,816	180,812	55.9%
Currency exchange differences	(350,609)	(495,872)	-29.3%
Income Before Income Taxes and Extraordinary Items	17,030,078	24,660,159	-30.9%
Income Tax	(3,289,406)	(4,260,867)	-22.8%
Extraordinary Items
Net Income (Loss) Before Minority Interest	13,740,672	20,399,292	-32.6%
Minority Interest	18,583	2,625	607.9%
Net Income (LOSS)	13,759,255	20,401,917	-32.6%
Amortization of negative goodwill		185,707	-100.0%

Net Income (Loss) for the Period	13,759,255	20,587,624	-33.2%

Distribución y Servicio D&S S.A II Quarter 2006 Results

FECU - Cash Flows Statements - Indirect

Type of currency: Chilean pesos (thousands) of June 2006 Type of Balance Statement: Consolidated	Current to 06/30/ 2006	Prior to 06/30/ 2005	% Change

Net Cash Flows from Operating Activities	(12,518,775)	(3,092,906)	304.8%
Income (loss) for the period	13,759,255	20,587,624	-33.2%
Income on sale of fixed assets	(6,164)	50,433	-112.2%
(Gain) Loss on sale of fixed assets	(6,164)	50,433	-112.2%
Gain on sale of investments (minus)
Loss on sale of investments
(Gain) Loss on sale of other assets
Charges (credit) to income statement which do not represent cash flows	44,083,921	45,594,228	-3.3%
Depreciation for the period	26,136,857	26,999,703	-3.2%
Amortization of intangibles
Writeoffs and provisions	16,849,612	17,265,649	-2.4%
Gain from investment in related companies (minus)	(641,533)	(261,561)	145.3%
Loss from investment in related companies	5,760	56,285	-89.8%
Amortization of goodwill	1,215,085	1,036,382	17.2%
Amortization of negative goodwill (minus)		(185,707)	-100.0%
Net monetary correction	(281,816)	(180,812)	55.9%
Net currency exchange difference	350,609	495,872	-29.3%
Other credits to income statement which do not represent cash flows
Other charges to income statement which do not represent cash flows	449,347	368,418	22.0%
Changes in assets affecting cash flows (increase) decrease	(37,640,356)	(40,647,360)	-7.4%
Sales debtors	(34,121,419)	(37,356,763)	-8.7%
Inventories	2,489,519	(3,136,272)	-179.4%
Other assets	(6,008,456)	(154,325)	3793.4%
Changes in liabilities affecting cash flows (increase) decrease	(32,696,848)	(28,675,206)	14.0%
Accounts payable related to the operation	(25,301,509)	(31,551,138)	-19.8%
Interest payable	439,756	377,633	16.5%
Income tax payable (net)	1,350,023	3,750,616	-64.0%
Other accounts payable related to results other than operation	(6,284,191)	641,120	-1080.2%
VAT and other similar taxes payable (net)	(2,900,927)	(1,893,437)	53.2%
Gain (loss) in minority interest	(18,583)	(2,625)	607.9%
Net Cash Flows from Financing Activities	33,737,721	10,569,637	219.2%
Proceeds from issuance of common stock
Proceeds from loans	78,517,834	60,618,440	29.5%
Bonds	34,417,875	34,309,182	0.3%
Proceeds from loans from related companies
Proceeds from other loans from related companies
Other sources of financing
Payment of dividends (minus)	(13,183,440)
Withdrawals of capital (minus)
Repayment of loans (minus)	(28,330,748)	(38,526,923)	-26.5%
Repayment of bonds (minus)	(35,705,317)	(36,294,511)	-1.6%
Repayment of loans from related companies (minus)
Repayment of other loans from related companies (minus)	(1,944,029)	(9,502,221)	-79.5%
Expenses from the issuance of common stock (minus)
Expenses from the issuance of bonds (minus)	(34,454)	(34,330)	0.4%
Other expenses related to financing activities (minus)
Net Cash Flows from Investing Activities	(42,098,673)	(21,043,665)	100.1%
Proceeds from sale of property, plant and equipment	38,232	45,740	-16.4%
Proceeds from sale of long-term investments
Proceeds from sale of other investments
Decrease in loans to related companies
Decrease in other loans to related companies	4,753	2,730	74.1%
Other proceeds from investment
Purchases of property, plant and equipment	(34,410,835)	(20,518,946)	67.7%
Payment of capitalized interest (minus)		(242,830)	-100.0%
Long-term investments (minus)
Investment in financial instruments (minus)
Loans to related companies (minus)
Other loans to related companies (minus)
Other expenses from investing activities (minus)	(7,730,823)	(330,359)	2240.1%
Net Cash Flows for The Period	(20,879,727)	(13,566,934)	53.9%
Effect of Inflation on Cash and Cash Equivalents	(1,387,782)	(943,193)	47.1%
Net Increase (Decrease) on Cash and Cash Equivalents	(22,267,509)	(14,510,127)	53.5%
Cash and Cash Equivalents at Beginning of Year	61,781,887	85,382,056	-27.6%
Cash and Cash Equivalents at End of Year	39,514,378	70,871,929	-44.2%

Distribución y Servicio D&S S.A II Quarter 2006 Results

Notes

Distribución y Servicio D&S S.A II Quarter 2006 Results

Notes

Distribución y Servicio D&S S.A II Quarter 2006 Results

Notes

Ticker Symbols
NYSE: DYS
Santiago Stock Exchanges : D&S
Latibex: XDYS

Address
Distribución y Servicio D&S S.A.
Avda. Presidente Eduardo Frei Montalva 8301,Quilicura - Santiago de Chile

Phone
(56-2) 484 77 54

Fax
(56-2) 484 77 70

E-mail
info@dys.cl

Website
www.dys.cl

The information contained in this report has been prepared by the Company based on the FECU (Uniform Code Statistics Form) filed with the SVS (Superintendency of Securities and Insurance) on this date.

This press release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933  and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created  thereby. The foregoing statements involve known and unknown risks and uncertainties that may cause the Company’s  actual results or outcomes to be materially different from those anticipated and discussed herein. Except for historical  information contained herein, the matters discussed in this press release contain forward-looking statements that involve  risks and uncertainties, including but not limited to changes in general economic, business or political or other conditions  in Chile, further comments that may be received from the SEC, changes in general economic or business conditions in  Latin America, changes in capital markets in general, changes in exchange rates or regulations applicable to currency  exchanges or transfer, unexpected developments in pending litigations, increased costs of operations, unanticipated  increases in financing and other factors detailed in the Company’s filings with the Securities and Exchange Commission  which readers are urged to read carefully in assessing the forward-looking statements contained herein. You should not  place undue reliance on such statements, which speak only as of the date that they were made. We undertake no  obligation to update such statements in light of subsequent events or developments.

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

Dated: August 14, 2006